Exhibit 99.6

Immunotherapy Company Enlivex Therapeutics Announces Nasdaq Listing Under Symbol “ENLV” and Closing of Private Placement of Ordinary Shares Priced at $12.25 Per Share

Nes Ziona, Israel, March 26, 2019 (GLOBE NEWSWIRE) --  Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced its Nasdaq listing under the symbol “ENLV” and the concurrent closing of a private placement of ordinary shares priced at $12.25 per share.

The financing was led by institutional investors KIP Global Pharma Private Equity Fund, and HBL - Hadasit Bio Holdings, a life-sciences investment company. Pursuant to the financing, Enlivex expects its cash balance to allow initiation of several late-stage immunotherapy clinical trials, and potentially reach multiple clinical milestones through (i) a Phase II/III trial studying prevention of complications post bone-marrow transplantations; (ii) a Phase II trial studying prevention of cytokine storms associated with sepsis, and (iii) a unique program surrounding a proprietary “immune checkpoint” for solid cancers discovered by Enlivex.

Shai Novik, Chairman of Enlivex, commented, “We are pleased to announce listing of Enlivex on Nasdaq. We believe that the Company’s cash balance and public platform will enable Enlivex to progress with the clinical development of AllocetraTM, our unique immunotherapy product candidate, which targets various life-threatening conditions for which there are no approved or currently effective treatments. These indications potentially represent multi-billion dollar revenue opportunities.”

Sangwoo Lee, Managing Director of the Investment Department & Head of the U.S. Branch at Korea Investment Partners Co. Ltd and KIP Global Pharma Private Equity Fund, commented: “We continue to support the path forward of Enlivex in the clinical development of a potentially paradigm-changing immune therapy for indications that have thus far been proven too difficult for traditional one-drug, one-target approaches.”

Michel Habib, CEO of HBL, commented, “We are proud to be part of an innovation process, where world leading research originated in Hadassah Hospital evolves into a promising clinical stage immunotherapy company addressing some of the world's largest unmet medical needs. Enlivex is an excellent example of this journey from basic research to global markets potential realization”.

Enlivex is developing a novel immunotherapy candidate with a unique mode of action that targets clinical indications defined as “life-threatening, unmet medical need,” such as preventing or treating complications associated with bone-marrow transplantations, sepsis – which is the third-leading cause of mortality in the United States after cardiovascular and cancer diseases, as well as treatment of solid tumors via immune checkpoint reprogramming, potentially increasing the efficacy of CAR-T, TCR and other anti-cancer therapies.

The private placement, in which 437,733 shares of unregistered ordinary shares of Enlivex were issued at a price of $12.25 per share, closed in concurrence with the closing of the previously announced merger of Bioblast Pharma Ltd.’s wholly owned subsidiary with and into Enlivex Therapeutics Ltd., following which Enlivex survived as a wholly owned subsidiary of Bioblast.  The surviving company in the merger for accounting purposes is Enlivex Therapeutics Ltd.  Upon completion of the merger, the board of directors and executive management of Enlivex Therapeutics Ltd. replaced the board directors and executive management of Bioblast, respectively. Concurrently with consummation of the merger, Bioblast changed its name to Enlivex Therapeutics Ltd. and its trading symbol to ENLV.  Following the closing of the private placement and the merger, Enlivex Therapeutics Ltd. had 9,868,809 ordinary shares outstanding. Immediately prior to consummation of the merger, Bioblast distributed a contingent value right (“CVR”) to all shareholders of record of Bioblast as of close of business on March 25, 2019. The CVR provides certain rights of shareholders as of the record date to receive, under certain terms and conditions, a percentage of potential future payments from revenues that may be generated by Enlivex from Bioblast’s historical Trehalose program, which is the clinical program previously developed by Bioblast and sold prior to the merger with Enlivex. Each CVR holder as of the record date of March 25, 2019 will be entitled to such holder’s pro rata share of consideration that may be received in connection with the sale of the Trehalose program. Distribution to the CVR holders of the amount received by the Company, net of associated expenses, is expected to take place after receipt of a tax ruling from the Israeli tax authorities and court approval from applicable Israeli court.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs, and potential future payments to holders of CVRs which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; that the Trehalose program may not generate any revenues, and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line or the Trehalose program could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com